EXHIBIT 1


                         THE INDUSTRIAL DEVELOPMENT BANK
                                OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                                  JUNE 30, 2005



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                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                        JUNE 30, 2005 REPORT (UNAUDITED)




CONTENTS

                                                                          PAGE


Report of the Board of Directors                                            2

Management Review                                                          15

Declarations of the General Manager and Comptroller                        21

Condensed Financial Statements and Annexes                                 23










This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR JUNE 30, 2005

GENERAL

At the meeting of the Board of Directors that was held on August 23, 2005 it was resolved to approve the Bank's unaudited financial statements for June 30, 2005. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted a special credit line by the Bank of Israel. On February 27, 2003 the Bank's Board of Directors resolved to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and banking activities.

On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The Government decision to adopt the "Run-Off" plan provides that the assets of the Bank will be sold within a period not exceeding 36 months from the date of the decision and it states that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of selling the assets of the Bank within 36 months in a controlled process. The main principles of the Government decision to adopt the "Run-Off" plan are presented in Note 1 of the condensed financial statements.

On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding extension of the Run-Off plan. In light of the document's conclusion regarding the advantages of extending the plan and in light of the Bank being thus far in compliance with the plan, the Board of Directors approved the extension of the plan until July 31, 2008 and the continuation of its execution on the basis of the principles included in the said document. In order to actually extend the Run-Off plan, the Board of Directors decided that the Bank would submit a request to the Bank of Israel and the Ministry of Finance for approval of the extension by the Bank of Israel and the Government, including continuation of the special credit line from the Bank of Israel. The Bank is conducting talks on this matter with the Bank of Israel and the Ministry of Finance with the aim to receive approval for the extension of the plan in the near future.

In its said meeting of July 26, 2005, the Bank's Board of Directors also decided that due to the reduction in the Bank's activity according to the Run-Off plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be limited in a manner that reflects its reduced activity as derived from the Run-Off plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the limited license specifying that it is in force until the end of the extension period of the plan (July 31, 2008).

The Bank is presently in the process of implementing the "Run-Off" plan as described above and in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.


                                       2
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In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collection of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

As a direct result of the Bank's policy and the extensive efforts it has been investing in collecting the credit, the balance of the credit held by the public has been significantly reduced. This balance (not including loans with State guarantees to a certain government company), which at June 30, 2004, amounted to NIS 2,293 million and as at December 31, 2004 amounted to NIS 1,826 million, reached an amount of NIS 1,497 million on June 30, 2005.

The balance of the public's deposits with the Bank as of June 30, 2005 was NIS 308 million, compared with NIS 526 million on June 30, 2004 and NIS 405 million on December 31, 2004.

This data shows the continuation of the process of reducing the assets and liabilities of the Bank in the framework of implementing the "Run-Off" plan.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses. As at June 30, 2005 the number of Bank employees was 58 compared with 66 as at June 30, 2004.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

The principal terms (as arise from combining all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its meeting the credit line decline forecast.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the "Bank of Israel interest rate", providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel interest rate" plus 3%.

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o    The Bank will be required to pay a commission at the annual rate of 1%
     (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

o Total credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

With respect to certain of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005 and it was recently extended by the Governor of the Bank of Israel until the Government decides on the matter of extending the Run-Off plan, unless the Governor of the Bank of Israel should notify the Bank otherwise.

The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of June 30, 2005 was NIS 1,203 million, compared with NIS 1,745 million as of June 30, 2004. The utilized balance as of June 30, 2005 is lower by NIS 197 million than the credit line that was set for the Bank on that date in the credit line decline forecast and by NIS 997 million (45%) than the original amount of the credit line. Accordingly, also in the second quarter of 2005 (as in the previous quarters) the Bank requested and received from the Bank of Israel permission to reduce the credit line at a faster rate than in the aforementioned forecast. As at June 30, 2005 the amount of the updated credit line was NIS 1,250 million as compared with NIS 1,400 million in the original forecast.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest deriving from the interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 and until the Government decided to adopt the "Run-off" plan (July 29, 2003), in the total amount of NIS 72 million. Even though the Governor of the Bank of Israel has to date refused the Bank's request on this matter, the Bank intends to continue to try to receive a credit for this interest.

CAPITAL ADEQUACY

On June 30, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (1.29%), compared with the 9% minimum stipulated in Proper Banking Procedures and 0.64% as at December 31, 2004.

Due to the sharp decline in the "first tier capital" of the Bank and its becoming "negative capital", and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at June 30, 2005, "second tier capital" in the total amount of NIS 548 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

It is noted that as at June 30, 2005, the Bank's shareholders' equity amounted to NIS 180.5 million and in addition it has nonparticipating share capital in the amount of NIS 328.2 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 508.7 million. The aforementioned capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital" of the Bank, which as aforementioned is entirely unutilized for purposes of the ratio of capital to risk assets.


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EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT RESTRICTIONS

As stated in more detail in Note 1G of the Bank's financial statements as at December 31, 2004, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD for which the Bank used to pay quarterly 25% of the annual preferred dividend. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles of association and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from continuing to distribute a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 119.5 million as at June 30, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli Treasury, which was also not recorded in the financial statements.

The accrued amount of NIS 119.5 million is comprised as follows: NIS 73.8 million is in respect of non-participating shares (D and DD) and NIS 45.7 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 9.2 million is in respect of the second quarter of 2005 and is comprised as follows: NIS 3.0 million in respect of participating C, CC and CC1 shares and NIS 6.2 million in respect of non-participating D and DD shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

See also Note 8 of the condensed financial statements for details on the cessation of dividend distribution and the matter of the accruing of interest on the perpetual deposits with the Israeli Treasury. See also Note 9 of the condensed financial statements for additional details regarding the aforementioned originating motions.

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LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 9 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank.

ANNUAL REPORTING IN THE USA

Since the Bank had in the past issued its securities to shareholders in the USA, the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC). This annual report is submitted on a form known as 20-F. The annual report (20-F) for 2004 was submitted by the Bank to the SEC on July 15, 2005, and it was also attached to the immediate report that was sent by the Bank on July 17, 2005 to the Tel Aviv Stock Exchange and the Israeli Securities Authority.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26, 2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the construction and building of various infrastructures and systems.

In his letter of November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision that the Run-Off plan will be concluded no later than the end of July 2006.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity in the last two and a half years and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows:
Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of Annex A of Directive 316 regarding the credit rating of borrowers and Directive 323 regarding the financing of purchases of means of control in companies.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank as described hereunder.


                                       6
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REPORTING DIRECTIVES OF THE BANK OF ISRAEL

On January 30, 2005, following the publishing of the recommendations of the Barnea Committee, Bank of Israel published a draft temporary order regarding the description of the banking entity's business activities and forward looking information in the Report of the Board of Directors. The draft temporary order includes disclosure requirements with respect to the annual and quarterly financial statements of banking entities, which expand the disclosure required from them in the financials statements, change the structure of the periodic report and also include requirements for the disclosure of forward looking information.

In accordance with the draft order and the clarifications that were subsequently received from the Bank of Israel, a banking entity that published its financial statements for 2004 up until February 28, 2005 is allowed not to implement the new disclosure requirements of the temporary order (except for the provisions relating to the presentation of information in clear Hebrew) with respect to both the annual report for 2004 and the quarterly reports for 2005, except if the banking entity publishes a prospectus in 2005.

The Bank published its annual financial statements for 2004 on February 28, 2005 and therefore is not required to implement the new disclosure requirements in the quarterly financial statements for 2005, as aforementioned.

ECONOMIC POLICY LAW FOR 2005

In the framework of the Economic Policy Law for 2005 (Legislation Amendments) - 2004, which was approved by the Knesset on March 29, 2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005.

In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed at the end of 2002 with respect to the dismissal of employees. The salary tax expense in respect of the aforementioned agreement was included in the Bank's expenses for the first half of 2005. A provision in the total amount of NIS 4.2 million was recorded in respect of the aforementioned change, of which NIS 3.7 million is in respect of the special collective agreement regarding the early retirement of employees.

DEVELOPMENT OF INCOME AND EXPENSES

NET LOSS - The Bank concluded the second quarter of 2005 with a loss of NIS 7.1 million compared with a loss of NIS 1.3 million in the second quarter of 2004 and net earnings of NIS 1.4 million in all of 2004. In the first half of 2005 the loss amounted to NIS 6.8 million compared with a loss of NIS 3.1 million in the first half of 2004.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 12.6 million in the second quarter of 2005, compared with NIS
20.9 million in the corresponding quarter of 2004. This decrease reflects the decrease in the volume of the Bank's financing operations. The profit from financing operations before the allowance for doubtful debts amounted to NIS
29.1 million in the first half of 2005 compared with NIS 38.5 million in the first half of 2004.

An analysis of the financing operations of the Bank in the various segments shows the following points:

UNLINKED SHEKEL SEGMENT - In the first half of 2005 the average balance of assets in this segment amounted to NIS 666 million compared with NIS 1,043 million in the corresponding period of 2004, a decrease of 36%. The margin in this segment, including the effect of derivatives, was 1.85% in the first half of 2005 compared with 1.81% in the first half of 2004.

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It is noted that most of the non-income bearing debt is in this segment and this affects the margin.

CPI-LINKED SEGMENT - In the first half of 2005 the average balance of assets amounted to NIS 720 million compared with NIS 1,030 million in the first half of 2004, a decrease of 30%. The margin in this segment, including the effect of derivatives, was 2.39% in the first half of 2005 compared with 2.27% in the corresponding period of last year.

FOREIGN CURRENCY DENOMINATED/LINKED SEGMENT - In the first half of 2005 the average amount of assets in this segment amounted to NIS 6,710 million compared with NIS 7,317 million in the first half of 2004. The credit in this segment includes credit to a certain Government company that was granted out of a deposit of the State and is guaranteed by the State, which has an insignificant margin corresponding to the degree of risk of the said credit. Net of this credit the average balance of assets in this segment amounted to NIS 468 million compared with NIS 736 million in the first half of 2004, meaning a decrease of 36%. In the first half of 2005 the margin in this segment, including the effect of derivatives, was 0.03% compared with 0.13% in the corresponding period of last year. The low margin of this segment is affected by the volume of credit guaranteed by the State as aforementioned. The decrease in the weighted margin in this segment is a result of the increase in the proportion of the said credit from the total assets of this segment.

In the first half of 2005 the total average monetary assets in all the linkage segments (not including the credit from the State deposit and guaranteed by the State) amounted to NIS 1,855 million compared with NIS 2,808 million in the first half of 2004, meaning a decrease of 34% in monetary assets.

The data presented above show that in the first half of 2005 the Bank succeeded in maintaining a positive margin in all linkage segments notwithstanding the high proportion of the credit classified as non-income bearing. In the unlinked segment and CPI-linked segment the margin even increased slightly compared with the corresponding period of 2004.

In the first half of 2005 the profit from financing operations included interest collected in respect of problematic debts in the total amount of NIS 6.8 million compared with NIS 5.8 million in the first half of 2004.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                      JUNE 30     JUNE 30     DECEMBER 31
                                                                       2005        2004          2004
                                                                      -------     -------       -------
Non-income bearing                                                      331.8       451.0         400.2
Restructured (2)                                                         89.5       141.8         108.3
Designated for restructuring (3)                                         34.7        31.4          24.3
Temporarily in arrears                                                  159.9       133.6         117.9
Under special supervision*                                              255.8       488.6         353.8
                                                                      -------     -------       -------

Total balance sheet credit to problematic borrowers (1)                 871.7     1,246.4       1,004.5

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                    89.5       164.7         121.6
                                                                      -------     -------       -------

Overall credit risk in respect of problematic borrowers (1) (4)         961.2     1,411.1       1,126.1
                                                                      =======     =======       =======

* Includes an amount of NIS 145.5 million in respect of debts for which there is a specific allowance (as of June 30, 2004 - NIS 111.9 million and as of December 31, 2004 - NIS 116.1 million).


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1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented Management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicate a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the bank. Since the credit balance is in the process of being significantly reduced, the proportion of problematic debts to total credit keeps rising. The high amount of the non-income bearing debts will have a negative effect on the Bank's results of operations in the future since the interest revenue in respect of these debts will not be recorded in financing income, as long as the debts continue to be classified as non-income bearing.

ALLOWANCE FOR DOUBTFUL DEBTS - In the second quarter of 2005 the allowance amounted to NIS 16.1 million, compared with NIS 21.1 million in the corresponding quarter of 2004. The specific allowance for doubtful debts amounted to NIS 16.5 million, compared with NIS 20.8 million in the corresponding quarter of 2004. In the first half of 2005 the specific allowance for doubtful debts amounted to NIS 25.1 million compared with NIS 39.7 million in the first half of 2004. The supplementary allowance for doubtful debts decreased by NIS 3.9 million in the first half of 2005, mainly as a result of the decrease in the volume of problematic debts in general and in the volume of non-income bearing debts in particular. In addition, the aforementioned decrease was affected by the Supervisor of Banks' approval to cancel a supplementary allowance of NIS 0.9 million, that had been recorded in the past in respect of the debt of a customer which according to the instruction of the Supervisor of Banks was classified to the securities item.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCES FOR DOUBTFUL DEBTS - In the first half of 2005 the profit amounted to NIS 7.9 million compared with a loss of NIS 0.7 million in the first half of 2004.

OPERATING AND OTHER INCOME - This income amounted to NIS 11.6 million in the first half of 2005, compared with NIS 20.6 million in the corresponding period of 2004. The decrease in income is mainly due to the decrease in gains from the investment in shares. These gains amounted to NIS 8.2 million in the first half of 2005 compared with NIS 16.4 million in the first half of 2004. There was also a decrease in income from operating commissions, which is due to a decline in transactions executed by the customers through the Bank. In the first half of 2005 the income from operating commissions amounted to NIS 1.2 million, compared with NIS 1.9 million in the corresponding period of 2004. The other operating income amounted to NIS 2.2 million, compared with NIS 2.3 million in the corresponding period of 2004.

OPERATING AND OTHER EXPENSES - In the first six months of 2005 these expenses amounted to NIS 26.3 million, compared with NIS 23.2 million in the first half of 2004. The increase is due to the expanding of the definition of salary for purposes of payroll tax included in the legislative amendments that were approved in the framework of the economic policy for 2005. The overall effect of the aforementioned change amounted to an increase in operating expenses by NIS
4.2 million. In addition the operating expenses were affected by the changes in the expense relating to the retirement of employees. Net of the effect of these two components, the data indicate a decrease of NIS 3.0 million, meaning a decrease of 12%.

Payroll expenses amounted to NIS 11.5 million compared with NIS 11.9 million during the first half of 2004. The reduction in payroll expenses, which is a result of the reduction in manpower according to the "Run-Off" plan and the complementary efficiency plan, was offset by an increase in the payroll tax expense, which in the first half of 2005 amounted to NIS 1.8 million (of which NIS 0.5 million is due to the aforementioned legislative amendment) compared with NIS 1.6 million in the first half of 2004. An additional factor that affected the payroll expenses is the canceling of part of the salary cutbacks that were made in 2002 and were in effect until the end of 2004.

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In the last quarter of 2004, the Bank cancelled the payroll tax expenses recorded for 2004 against the recording of payroll tax receivable because of the losses for purposes of profit tax in that year.

An expense in the amount of NIS 3.9 million was recorded under the item of expenses in respect of the retirement of employees and it is mostly due to payroll tax following the aforementioned legislative amendment. In the first half of 2004 income in the amount of NIS 1.7 million was recorded under this item.

In the first half of 2005 maintenance and depreciation expenses amounted to NIS
2.0 million, compared with NIS 2.9 million in the corresponding period of 2004.

The other operating expenses amounted to NIS 8.9 million, compared with NIS 10.1 million in the first half of 2004. There was a significant decrease in most of the other operating expense items as a result of the complementary efficiency plan.

INCOME FROM OTHER ITEMS - Beginning from the third quarter of 2002 the financial statements of the Bank do not include any special income from the Israeli Treasury because the Israeli Treasury stopped paying the interest to the Bank on the perpetual deposits.

See Note 8 of the condensed financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the Israeli Treasury.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - Amounted to NIS 9,093 million as at June 30, 2005, compared with NIS 9,078 million as at December 31, 2004.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - Amounted to NIS 509 million as at June 30, 2005, compared with NIS 508 million as at December 31, 2004.

TOTAL CREDIT TO THE PUBLIC - Amounted to NIS 7,970 million as at June 30, 2005, compared with NIS 7,993 million as at December 31, 2004. The credit data above include credit guaranteed by the State that was granted out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,473 million as at June 30, 2005 compared with NIS 6,167 million as at December 31, 2004. The increase in the aforementioned credit is due to the increase in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 1,497 million as at June 30, 2005 compared with NIS 1,826 million as at December 31, 2004. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit in 2003 and 2004.

DEPOSITS OF THE PUBLIC - Amounted to NIS 308 million as at June 30, 2005, compared with NIS 405 million as at December 31, 2004. These deposits are comprised of non-linked deposits in the amount of NIS 171 million, compared with NIS 198 million as at December 31, 2004, of CPI-linked deposits in the amount of NIS 109 million, compared with NIS 149 million as at December 31, 2004, and of foreign currency denominated or linked deposits in the amount of NIS 28 million, compared with NIS 58 million at December 31, 2004.

As aforementioned, the Bank's Board of Directors decided in its meeting of July 26, 2005 to notify the Governor of the Bank of Israel that it agrees that its banking license be limited such that it will not accept new deposits and will not renew existing deposits that have reached maturity.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits amounted to NIS 6,953 million as at June 30, 2005, compared with NIS 6,655 million as at December 31, 2004. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,595 million as at June 30, 2005, compared with NIS 6,282 million as at December 31, 2004. The increase in the foreign currency Government deposits is due to the increase in the exchange rate of the dollar.

Another component of these deposits are the CPI-linked deposits that were received from the Government as part of the kibbutzim debts arrangement and served as the source for rescheduling these debts. The balance of the Government's CPI-linked deposits amounted to NIS 358 million as at June 30, 2005, compared with NIS 373 million as at December 31, 2004.

DEPOSITS FROM BANKS - The balance of these deposits amounted to NIS 1,234 million as at June 30, 2005, compared with NIS 1,428 million as at December 31, 2004. Of the total amount of the bank deposits, an amount of NIS 1,214 million derives from the special credit line the Bank of Israel granted to the Bank (of which NIS 1,203 million is the balance of the credit principal and NIS 11 million is accrued interest that has not yet been charged), compared with NIS 1,404 million as at December 31, 2004.

Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 20 million which is a long-term deposit of a foreign bank that was deposited with the Bank in the 1990s. This deposit was deposited by the Bank with the Israeli Treasury and has the same repayment dates as the aforementioned deposit.

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage base risks and interest risks within the exposure boundaries set by the Board of Directors. A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

With respect to the implementation of the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The Board of Directors holds a discussion on this matter, and also refers to the exposure limitations that were set and updates them in accordance with resolutions that are made.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked, foreign currency denominated and linked, and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks' activities which is submitted to the plenum meeting of the Board of Directors. The aforesaid report is also discussed by the aforementioned management committee, which meets, as noted above, on a weekly basis.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely curtailed.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                        FOREIGN
                                                        CURRENCY
                         NON-LINKED     CPI-LINKED     DENOMINATED/  NON-MONETARY
                       SHEKEL SEGMENT   SEGMENT (*)   LINKED SEGMENT    ITEMS         TOTAL
                       --------------   -----------   --------------    -----         -----
June 30, 2005              (461.8)         865.6           46.1          58.8         508.7
June 30, 2004              (507.9)         916.6           35.7          69.4         513.8
December 31, 2004          (435.8)         863.6           20.0          60.5         508.3

* Including a perpetual deposit with the Israeli Treasury (June 30, 2005 - NIS 810.5 million; June 30, 2004 - NIS 808.9 million; December 31, 2004 - NIS 806.5 million).

OPERATING RISKS - The Bank applies various measures in order to reduce the operating risks to which the Bank may be exposed:

- The Bank has appointed an operating risks manager and an operating risks controller.

- The Bank has a computerized control system for locating operating risks in the Bank's operations.

- The Bank prepares, through external professional bodies, periodic review of the operating risks to which it is exposed, including risks of embezzlement and fraud, and of the adequacy of the preventive and compensatory controls designed for reducing such risks. These reviews also provide, if necessary, recommendations for improvement and/or expansion of the existing controls and/or the introduction of new controls.

- The Bank has a process for managing and monitoring implementation of the recommendations of the aforementioned risk reviews.

CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2004 in the section relating to critical accounting policy.


RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include declarations of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned declarations are in accordance with the directives published by Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005.

Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure. On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information the Bank is required to disclose in the quarterly report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

In the quarter ended June 30, 2005 there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the USA, it is subject to the provisions of the Sarbanes Oxley Act. In accordance with Section 404 of the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission
(SEC) announced that it is postponing the application of Section 404 with respect to foreign issuers, so that they will be required to implement the Section only from the fiscal year ending on or after July 15, 2006 (prior to the postponement the effective date was July 15, 2005). As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act beginning from the financial statements for 2006 that it submits in the USA. The implementation of Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank is taking steps for the implementation of Section 404. Requirements similar to those included in Section 404 of the Sarbanes Oxley Act are supposed to be imposed on the banks in Israel by the Supervisor of Banks. In accordance with a draft circular from March 21, 2005 that was published by the Supervisor of Banks with respect to the time schedule for implementing Section 404, these requirements will apply to banks in Israel only from the financial statements for 2007 (that will be published at the beginning of 2008).

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

The disclosure regarding the Bank's internal auditor is as described in the report of the Board of Directors for 2004 and no changes have occurred in it.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at June 30, 2005 was 58, compared with 170 as at January 1, 2002 and 62 as at December 31, 2004.

In the first quarter of 2005 the tenure of the Bank's General Manager and his deputy was extended by one additional year until July 29, 2006, which according to the Government's original decision is the date for the conclusion of the Bank's Run-Off plan.

In the first half of 2005, the Board of Directors held 6 plenum meetings while its subcommittees held 19 meetings.


---------------------
DR. RAANAN COHEN
Chairman of the Board

Tel-Aviv, August 23, 2005

INFORMATION REGARDING THE RATES OF INCREASE IN THE LAST PUBLISHED CPI AND THE DEVALUATION (APPRECIATION) RATES OF THE SHEKEL IN RELATION TO PRINCIPAL
CURRENCIES:


                                             THREE MONTHS ENDED JUNE 30     SIX MONTHS ENDED JUNE 30    YEAR ENDED
                                             --------------------------     ------------------------    DECEMBER 31
                                               2005              2004         2005              2004       2004
                                               ----              ----         ----              ----       ----
                                                %                 %            %                 %          %
                                               ----              ----         ----              ----       ----
Increase in last published CPI                 0.8               1.4          0.5               1.2        0.9
Rate of devaluation
 (appreciation) in the shekel
 in relation to the dollar,
 nominal                                       4.9              (0.7)         6.2               2.7       (1.6)
Rate of devaluation
 (appreciation) in the shekel
 in relation to the euro,
 nominal                                      (2.2)             (1.3)        (6.0)             (1.2)       6.2
Rate of devaluation
 (appreciation) in the shekel
 in relation to the yen,
 nominal                                       1.3              (5.3)        (1.7)              0.8        2.6

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS

                                                                   THREE MONTHS ENDED JUNE 30
                                                  ----------------------------------------------------------
                                                                             2005
                                                  ----------------------------------------------------------
                                                                                 RATE OF INCOME  RATE OF INCOME
                                                                                   (EXPENSES)      (EXPENSES)
                                                                                 NOT INCLUDING     INCLUDING
                                                                  FINANCING           THE             THE
                                                   AVERAGE          INCOME         EFFECT OF        EFFECT OF
                                                  BALANCE (2)     (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                  --------        --------         --------         --------
                                                        NIS MILLIONS                   %               %
                                                  ------------------------         --------         --------
ISRAELI CURRENCY - NON-LINKED
Assets                                               622.9             8.5             5.57
Effect of derivatives ALM (3)                        366.0             3.4
                                                  --------        --------
Total assets                                         988.9            11.9                              4.90
                                                  --------        --------
Liabilities                                        1,395.8           (12.1)           (3.51)           (3.51)
                                                  --------        --------         --------         --------
Interest margin                                                                        2.06             1.39
                                                                                   --------         --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                               693.6            14.6             8.69             8.69
                                                  --------        --------
Liabilities                                          489.4            (7.4)           (6.19)
Effect of derivatives ALM (3)                        127.5            (1.6)
                                                  --------        --------
Total liabilities                                    616.9            (9.0)                            (5.96)
                                                  --------        --------         --------         --------
Interest margin                                                                        2.50             2.73
                                                                                   --------         --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             6,683.2           438.4            28.94
Effect of derivatives ALM (3)                         85.0             4.6
                                                  --------        --------
Total assets                                       6,768.2           443.0                             28.87
                                                  --------        --------
Liabilities                                        6,391.6          (425.5)          (29.41)
Effect of derivatives ALM (3)                        323.5           (13.6)
                                                  --------        --------
Total liabilities                                  6,715.1          (439.1)                           (28.84)
                                                  --------        --------         --------         --------
Interest margin                                                                       (0.47)            0.03
                                                                                   --------         --------

TOTAL
Monetary assets                                    7,999.7           461.5            25.15
Effect of derivatives ALM (3)                        451.0             8.0
                                                  --------        --------
Total monetary assets generating financing
income                                             8,450.7           469.5                             24.14
                                                  --------        --------
Monetary liabilities generating financing
expenses                                           8,276.8          (445.0)          (23.30)
Effect of derivatives ALM (3)                        451.0           (15.2)
                                                  --------        --------
Total monetary liabilities generating
financing expenses                                 8,727.8          (460.2)                           (22.82)
                                                  --------        --------         --------         --------
Interest margin                                                                        1.85             1.32
                                                                                   --------         --------

                                                               THREE MONTHS ENDED JUNE 30
                                                  ---------------------------------------------------
                                                                          2004
                                                  ---------------------------------------------------
                                                                             RATE OF INCOME  RATE OF INCOME
                                                                                (EXPENSES)     (EXPENSES)
                                                                               NOT INCLUDING   INCLUDING
                                                                 FINANCING         THE           THE
                                                  AVERAGE          INCOME       EFFECT OF      EFFECT OF
                                                 BALANCE (2)     (EXPENSES)     DERIVATIVES   DERIVATIVES
                                                  --------        --------         -----        -----
                                                       NIS MILLIONS                  %            %
                                                  ------------------------         -----        -----
ISRAELI CURRENCY - NON-LINKED
Assets                                               996.1            15.5          6.37
Effect of derivatives ALM (3)                        541.5             5.9
                                                  --------        --------
Total assets                                       1,537.6            21.4                       5.67
                                                  --------        --------
Liabilities                                        2,042.1           (21.4)        (4.27)       (4.27)
                                                  --------        --------         -----        -----
Interest margin                                                                     2.10         1.40
                                                                                   -----        -----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                               984.4            27.6         11.71        11.71
                                                  --------        --------
Liabilities                                          634.0           (13.7)        (8.95)
Effect of derivatives ALM (3)                        175.3            (4.0)
                                                  --------        --------
Total liabilities                                    809.3           (17.7)                     (9.08)
                                                  --------        --------         -----        -----
Interest margin                                                                     2.76         2.63
                                                                                   -----        -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             7,308.8           118.1          6.62
Effect of derivatives ALM (3)                        133.3            10.6
                                                  --------        --------
Total assets                                       7,442.1           128.7                       7.10
                                                  --------        --------
Liabilities                                        6,861.3          (116.6)        (6.98)
Effect of derivatives ALM (3)                        499.5            (8.0)
                                                  --------        --------
Total liabilities                                  7,360.8          (124.6)                     (6.95)
                                                  --------        --------         -----        -----
Interest margin                                                                    (0.36)        0.15
                                                                                   -----        -----

TOTAL
Monetary assets                                    9,289.3           161.2          7.13
Effect of derivatives ALM (3)                        674.8            16.5
                                                  --------        --------
Total monetary assets generating financing
income                                             9,964.1           177.7                       7.33
                                                  --------        --------
Monetary liabilities generating financing
expenses                                           9,537.4          (151.7)        (6.52)
Effect of derivatives ALM (3)                        674.8           (12.0)
                                                  --------        --------
Total monetary liabilities generating
financing expenses                                10,212.2          (163.7)                     (6.58)
                                                  --------        --------         -----        -----
Interest margin                                                                     0.61         0.75
                                                                                   -----        -----



SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS


                                                                          THREE MONTHS ENDED JUNE 30
                                                         ----------------------------------------------------------
                                                                                     2005
                                                         ----------------------------------------------------------
                                                                                       RATE OF INCOME   RATE OF INCOME
                                                                                         (EXPENSES)       (EXPENSES)
                                                                                       NOT INCLUDING      INCLUDING
                                                                         FINANCING          THE              THE
                                                         AVERAGE          INCOME         EFFECT OF         EFFECT OF
                                                        BALANCE (2)     (EXPENSES)      DERIVATIVES       DERIVATIVES
                                                         --------        --------         --------         --------
                                                               NIS MILLIONS                   %               %
                                                         ------------------------         --------         --------
In respect of options                                                        (0.1)
Financing commissions and other
 financing income                                                             6.0
Other financing expenses                                                     (2.6)
                                                                         --------
Profit from financing operations before
 allowance for doubtful debts                                                12.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                               (16.1)
                                                                         --------

Loss from financing operations after
 allowance for doubtful debts                                                (3.5)
                                                                         ========
Other monetary assets                                      850.3
General and supplementary allowance for
 doubtful debts                                            (66.2)
Non-monetary assets                                         66.7
                                                        --------
Total assets                                             8,850.5
                                                        ========

Other monetary liabilities                                  59.5
Non-monetary liabilities                                     3.0
Capital resources                                          511.2
                                                        --------

Total liabilities and capital resources                  8,850.5
                                                        ========


                                                                       THREE MONTHS ENDED JUNE 30
                                                         ---------------------------------------------------
                                                                                   2004
                                                         ---------------------------------------------------
                                                                                    RATE OF INCOME  RATE OF INCOME
                                                                                      (EXPENSES)     (EXPENSES)
                                                                                      NOT INCLUDING   INCLUDING
                                                                        FINANCING          THE           THE
                                                         AVERAGE          INCOME        EFFECT OF     EFFECT OF
                                                        BALANCE (2)     (EXPENSES)     DERIVATIVES   DERIVATIVES
                                                         --------        --------         -----        -----
                                                               NIS MILLIONS                  %            %
                                                         ------------------------         -----        -----
In respect of options                                                           -
Financing commissions and other
 financing income                                                             9.8
Other financing expenses                                                     (2.9)
                                                                         --------

Profit from financing operations before
 allowance for doubtful debts                                                20.9
Allowance for doubtful debts (including general
 and supplementary allowance)                                               (21.1)
                                                                         --------

Loss from financing operations after
 allowance for doubtful debts                                                (0.2)
                                                                         ========

Other monetary assets                                       821.6
General and supplementary allowance for
 doubtful debts                                             (77.7)
Non-monetary assets                                          76.0
                                                         --------
Total assets                                             10,109.2
                                                         ========

Other monetary liabilities                                   57.5
Non-monetary liabilities                                      1.9
Capital resources                                           512.4
                                                         --------

Total liabilities and capital resources                  10,109.2
                                                         ========


SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                   THREE MONTHS ENDED JUNE 30
                                                    ----------------------------------------------------------
                                                                              2005
                                                    ----------------------------------------------------------
                                                                                 RATE OF INCOME   RATE OF INCOME
                                                                                    (EXPENSES)      (EXPENSES)
                                                                                   NOT INCLUDING    INCLUDING
                                                                    FINANCING          THE             THE
                                                    AVERAGE          INCOME         EFFECT OF        EFFECT OF
                                                   BALANCE (2)     (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                    --------        --------         --------         --------
                                                           US$ MILLIONS                 %                 %
                                                    ------------------------         --------         --------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              1,525.2             78.9            22.35
Effect of derivatives ALM (3)                          19.4              1.0
                                                    -------          -------
Total assets                                        1,544.6             79.9                             22.35
                                                    -------          -------
Liabilities                                         1,458.7            (75.8)          (22.46)
Effect of derivatives ALM (3)                          73.8             (3.0)
                                                    -------          -------
Total liabilities                                   1,532.5            (78.8)                           (22.21)
                                                    -------          -------           ------           ------
Interest margin                                                                         (0.11)            0.14
                                                                                       ------           ------

                                                                  THREE MONTHS ENDED JUNE 30
                                                    ---------------------------------------------------
                                                                             2004
                                                    ---------------------------------------------------
                                                                                RATE OF INCOME  RATE OF INCOME
                                                                                  (EXPENSES)     (EXPENSES)
                                                                                 NOT INCLUDING   INCLUDING
                                                                    FINANCING         THE           THE
                                                     AVERAGE         INCOME        EFFECT OF      EFFECT OF
                                                   BALANCE (2)     (EXPENSES)     DERIVATIVES   DERIVATIVES
                                                    --------        --------         -----        -----
                                                          US$ MILLIONS                 %            %
                                                    ------------------------         -----        -----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              1,603.9             25.0            6.39
Effect of derivatives ALM (3)                          29.3              0.1
                                                    -------          -------
Total assets                                        1,633.2             25.1                            6.29
                                                    -------          -------
Liabilities                                         1,505.6            (25.7)          (6.99)
Effect of derivatives ALM (3)                         109.6             (0.3)
                                                    -------          -------
Total liabilities                                   1,615.2            (26.0)                          (6.59)
                                                    -------          -------           -----           -----
Interest margin                                                                        (0.60)          (0.30)
                                                                                       -----           -----

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                      SIX MONTHS ENDED JUNE 30
                                                  --------------------------------------------------------------
                                                                               2005
                                                  --------------------------------------------------------------
                                                                                 RATE OF INCOME    RATE OF INCOME
                                                                                   (EXPENSES)        (EXPENSES)
                                                                                  NOT INCLUDING      INCLUDING
                                                                   FINANCING           THE              THE
                                                   AVERAGE          INCOME           EFFECT OF        EFFECT OF
                                                  BALANCE (2)     (EXPENSES)        DERIVATIVES      DERIVATIVES
                                                  ---------        ---------         ---------         ---------
                                                         NIS MILLIONS                    %                 %
                                                  --------------------------         ---------         ---------
ISRAELI CURRENCY - NON-LINKED
Assets                                                666.5             20.5              6.25
Effect of derivatives ALM (3)                         375.2              7.2
                                                  ---------        ---------
Total assets                                        1,041.7             27.7                                5.39
                                                  ---------        ---------
Liabilities                                         1,453.0            (25.5)            (3.54)            (3.54)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                           2.71              1.85
                                                                                     ---------         ---------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                720.3             22.1              6.23              6.23
                                                  ---------        ---------
Liabilities                                           503.4             (9.9)            (3.97)
Effect of derivatives ALM (3)                         137.6             (2.3)
                                                  ---------        ---------
Total liabilities                                     641.0            (12.2)                              (3.84)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                           2.26              2.39
                                                                                     ---------         ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              6,710.4            629.4             19.64
Effect of derivatives ALM (3)                          96.7              6.8
                                                  ---------        ---------
Total assets                                        6,807.1            636.2                               19.57
                                                  ---------        ---------
Liabilities                                         6,411.1           (614.6)           (20.09)
Effect of derivatives ALM (3)                         334.3            (14.9)
                                                  ---------        ---------
Total liabilities                                   6,745.4           (629.5)                             (19.54)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                          (0.45)             0.03
                                                                                     ---------         ---------

TOTAL
Monetary assets                                     8,097.2            672.0             17.29
Effect of derivatives ALM (3)                         471.9             14.0
                                                  ---------        ---------
Total monetary assets generating financing
income                                              8,569.1            686.0                               16.66
                                                  ---------        ---------
Monetary liabilities generating financing
expenses                                            8,367.5           (650.0)           (16.14)
Effect of derivatives ALM (3)                         471.9            (17.2)
                                                  ---------        ---------
Total monetary liabilities generating
financing expenses                                  8,839.4           (667.2)                             (15.67)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                           1.15              0.99
                                                                                     ---------         ---------

                                                                      SIX MONTHS ENDED JUNE 30
                                                  --------------------------------------------------------------
                                                                               2004
                                                  --------------------------------------------------------------
                                                                                  RATE OF INCOME    RATE OF INCOME
                                                                                    (EXPENSES)        (EXPENSES)
                                                                                   NOT INCLUDING      INCLUDING
                                                                   FINANCING           THE               THE
                                                   AVERAGE          INCOME           EFFECT OF         EFFECT OF
                                                  BALANCE (2)     (EXPENSES)        DERIVATIVES       DERIVATIVES
                                                  ---------        ---------         ---------         ---------
                                                         NIS MILLIONS                    %                 %
                                                  --------------------------         ---------         ---------
ISRAELI CURRENCY - NON-LINKED
Assets                                              1,042.7             38.5              7.52
Effect of derivatives ALM (3)                         602.7             12.3
                                                  ---------        ---------
Total assets                                        1,645.4             50.8                                6.27
                                                  ---------        ---------
Liabilities                                         2,121.6            (46.8)            (4.46)            (4.46)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                           3.06              1.81
                                                                                     ---------         ---------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                              1,029.7             40.2              7.96              7.96
                                                  ---------        ---------
Liabilities                                           654.3            (18.1)            (5.61)
Effect of derivatives ALM (3)                         208.4             (6.1)
                                                  ---------        ---------
Total liabilities                                     862.7            (24.2)                              (5.69)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                           2.35              2.27
                                                                                     ---------         ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              7,316.7            486.0             13.73
Effect of derivatives ALM (3)                         145.7             18.0
                                                  ---------        ---------
Total assets                                        7,462.4            504.0                               13.96
                                                  ---------        ---------
Liabilities                                         6,834.0           (464.7)           (14.06)
Effect of derivatives ALM (3)                         540.0            (28.8)
                                                  ---------        ---------
Total liabilities                                   7,374.0           (493.5)                             (13.83)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                          (0.33)             0.13
                                                                                     ---------         ---------

TOTAL
Monetary assets                                     9,389.1            564.7             12.39
Effect of derivatives ALM (3)                         748.4             30.3
                                                  ---------        ---------
Total monetary assets generating financing
income                                             10,137.5            595.0                               12.08
                                                  ---------        ---------
Monetary liabilities generating financing
expenses                                            9,609.9           (529.6)           (11.33)
Effect of derivatives ALM (3)                         748.4            (34.9)
                                                  ---------        ---------
Total monetary liabilities generating
financing expenses                                 10,358.3            564.5                              (11.20)
                                                  ---------        ---------         ---------         ---------
Interest margin                                                                           1.06              0.88
                                                                                     ---------         ---------



SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS


                                                                            SIX MONTHS ENDED JUNE 30
                                                       --------------------------------------------------------------
                                                                                       2005
                                                       --------------------------------------------------------------
                                                                                       RATE OF INCOME    RATE OF INCOME
                                                                                         (EXPENSES)        (EXPENSES)
                                                                                        NOT INCLUDING       INCLUDING
                                                                        FINANCING           THE               THE
                                                        AVERAGE          INCOME           EFFECT OF         EFFECT OF
                                                       BALANCE (2)     (EXPENSES)        DERIVATIVES       DERIVATIVES
                                                       ---------        ---------         ---------         ---------
                                                             NIS MILLIONS                    %                 %
                                                       --------------------------         ---------         ---------
In respect of options                                                      (0.5)
Financing commissions and other
 financing income                                                          16.4
Other financing expenses                                                   (5.6)
                                                                       --------
Profit from financing operations before
 allowance for doubtful debts                                              29.1
Allowance for doubtful debts (including general
 and supplementary allowance)                                             (21.2)
                                                                       --------
Profit (loss) from financing operations after
 allowance for doubtful debts                                               7.9
                                                                       ========
Other monetary assets                                     850.2
General and supplementary allowance for
 doubtful debts                                           (67.9)
Non-monetary assets                                        65.1
                                                       --------
Total assets                                            8,944.6
                                                       ========

Other monetary liabilities                                 64.1
Non-monetary liabilities                                    2.8
Capital resources                                         510.2
                                                       --------

Total liabilities and capital resources                 8,944.6
                                                       ========

                                                                            SIX MONTHS ENDED JUNE 30
                                                       --------------------------------------------------------------
                                                                                       2004
                                                       --------------------------------------------------------------
                                                                                       RATE OF INCOME   RATE OF INCOME
                                                                                         (EXPENSES)       (EXPENSES)
                                                                                        NOT INCLUDING      INCLUDING
                                                                        FINANCING           THE              THE
                                                        AVERAGE          INCOME           EFFECT OF        EFFECT OF
                                                       BALANCE (2)     (EXPENSES)        DERIVATIVES      DERIVATIVES
                                                       ---------       ---------         ---------         ---------
                                                             NIS MILLIONS                    %                 %
                                                       -------------------------         ---------         ---------
In respect of options                                                      (0.4)
Financing commissions and other
 financing income                                                          14.6
Other financing expenses                                                   (6.2)
                                                                       --------
Profit from financing operations before
 allowance for doubtful debts                                              38.5
Allowance for doubtful debts (including general
 and supplementary allowance)                                             (39.2)
                                                                       --------
Profit (loss) from financing operations after
 allowance for doubtful debts                                              (0.7)
                                                                       ========
Other monetary assets                                     820.9
General and supplementary allowance for
 doubtful debts                                           (78.1)
Non-monetary assets                                        78.5
                                                       --------
Total assets                                           10,210.4
                                                       ========

Other monetary liabilities                                 86.2
Non-monetary liabilities                                    1.9
Capital resources                                         512.4
                                                       --------


Total liabilities and capital resources                10,210.4
                                                       ========

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                  SIX MONTHS ENDED JUNE 30
                                                  --------------------------------------------------------
                                                                            2005
                                                  --------------------------------------------------------
                                                                            RATE OF INCOME  RATE OF INCOME
                                                                               (EXPENSES)   (EXPENSES)
                                                                              NOT INCLUDING  INCLUDING
                                                                 FINANCING        THE          THE
                                                 AVERAGE          INCOME        EFFECT OF    EFFECT OF
                                                BALANCE (2)     (EXPENSES)     DERIVATIVES  DERIVATIVES
                                                  -------        -------        -------      -------
                                                       US$ MILLIONS                %            %
                                                  ----------------------        -------      -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                            1,537.2          123.0          16.64
Effect of derivatives ALM (3)                        22.2            1.6
                                                  -------        -------
Total assets                                      1,559.4          124.6                       16.62
                                                  -------        -------
Liabilities                                       1,468.6         (119.1)        (16.88)
Effect of derivatives ALM (3)                        76.6           (3.4)
                                                  -------        -------
Total liabilities                                 1,545.2         (122.5)                     (16.48)
                                                  -------        -------         ------       ------
Interest margin                                                                   (0.24)        0.14
                                                                                 ------       ------

                                                                  SIX MONTHS ENDED JUNE 30
                                                  --------------------------------------------------------
                                                                            2004
                                                  --------------------------------------------------------
                                                                             RATE OF INCOME   RATE OF INCOME
                                                                               (EXPENSES)        (EXPENSES)
                                                                              NOT INCLUDING      INCLUDING
                                                                 FINANCING        THE               THE
                                                 AVERAGE          INCOME        EFFECT OF        EFFECT OF
                                                BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES
                                                  -------        -------        -------           -------
                                                       US$ MILLIONS                %                 %
                                                  ----------------------        -------           -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                            1,625.1           54.2          6.78
Effect of derivatives ALM (3)                        32.4            0.2
                                                  -------        -------
Total assets                                      1,657.5           54.4                           6.67
                                                  -------        -------
Liabilities                                       1,517.8          (52.3)        (7.01)
Effect of derivatives ALM (3)                       120.1           (0.6)
                                                  -------        -------
Total liabilities                                 1,637.9          (52.9)                         (6.56)
                                                  -------        -------         -----            -----
Interest margin                                                                  (0.23)            0.11
                                                                                 -----            -----



FOOTNOTES:

(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowances for doubtful debts.

(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1. I have reviewed the quarterly report of The Industrial Development Bank of Israel Ltd. (hereinafter - the Bank) for the quarter ended June 30, 2005 (hereinafter - the report).

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4. The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B. We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C. We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in this quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5. The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A. All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B. Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.



-------------------------------------------
U. Galili - General Manager

August 23, 2005

CERTIFICATION

I, Rimon Shmaya, hereby declare as follows:

1. I have reviewed the quarterly report of The Industrial Development Bank of Israel Ltd. (hereinafter - the Bank) for the quarter ended June 30, 2005 (hereinafter - the report).

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4. The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B. We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C. We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in this quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5. The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A. All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B. Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.



-------------------------------------------
Rimon Shmaya - Comptroller

August 23, 2005

[KPMG LOGO]

     Somekh Chaikin

     Mail address         Office address               Telephone  972 3 684 8000
     PO Box 609           KPMG Millennium Tower        Fax  972 3 684 8444
     Tel-Aviv 61006       17 Ha'arba'a Street
     Israel               Tel Aviv 61070
                          Israel


The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Sir or Madam,

RE: REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2005

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited as at June 30, 2005 and the condensed interim statement of income, and condensed interim statement of shareholders' equity for the three and six month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A. Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special credit line that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and the decision of the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision adopting the "Run-Off" plan), all as detailed in the said note.

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan. In the event that the supervised sale of the Bank's credit assets is completed, the Bank will cease operating as a banking corporation under its present format.

B. Note 7 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as at June 30, 2005, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 9 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking corporation in its present format.


Somekh Chaikin
Certified Public Accountants (Isr.)


August 23, 2005

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                            JUNE 30
                                                    ----------------------      DECEMBER 31
                                                     2005           2004           2004
                                                    -------        -------        -------
                                                  (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                    -------        -------        -------
                                                 NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                                    -------        -------        -------
ASSETS

Cash and deposits with banks                          173.6          143.8          117.9

Securities                                             62.5           75.4           60.0

Credit to the public                                7,969.8        8,801.7        7,993.4

Credit to governments                                  63.5           88.0           72.7

Fixed assets                                            1.3            2.9            1.9

Other assets                                           12.2           21.3           26.0

Perpetual deposits with the Israeli Treasury          810.5          808.9          806.5
                                                    -------        -------        -------

Total assets                                        9,093.4        9,942.0        9,078.4
                                                    =======        =======        =======


-------------------------     -----------------------    -----------------------
    DR. RAANAN COHEN                 URI GALILI               RIMON SHMAYA
  Chairman of the Board            General Manager            Comptroller


August 23, 2005

                               The Industrial Development Bank of Israel Limited


--------------------------------------------------------------------------------

REPORTED AMOUNTS


                                                         JUNE 30
                                                  ----------------------      DECEMBER 31
                                                   2005           2004           2004
                                                  -------        -------        -------
                                               (UNAUDITED)     (UNAUDITED)     (AUDITED)
                                                  -------        -------        -------
                                               NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                  -------        -------        -------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              308.3          525.6          405.3

Deposits of banks                                 1,233.7        1,791.7        1,428.0

Deposits of the Government                        6,952.7        7,024.3        6,654.6

Perpetual deposit                                     0.1            0.1            0.1

Capital notes                                        26.7           29.0           25.3

Other liabilities                                    63.2           57.5           56.8
                                                  -------        -------        -------

Total liabilities                                 8,584.7        9,428.2        8,570.1
                                                  -------        -------        -------

Non-participating shares                            328.2          322.7          309.1

Shareholders' equity                                180.5          191.1          199.2
                                                  -------        -------        -------

                                                    508.7          513.8          508.3
                                                  -------        -------        -------

Total liabilities and shareholders' equity        9,093.4        9,942.0        9,078.4
                                                  =======        =======        =======

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                         THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30          YEAR ENDED
                                       ------------------------------     ------------------------------       DECEMBER 31
                                           2005              2004             2005              2004              2004
                                       ------------      ------------     ------------      ------------      ------------
                                        (UNAUDITED)       (UNAUDITED)      (UNAUDITED)       (UNAUDITED)        (AUDITED)
                                       ------------      ------------     ------------      ------------      ------------
                                       NIS MILLIONS      NIS MILLIONS     NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                       ------------      ------------     ------------      ------------      ------------

Profit from financing
 operations before
 allowance for doubtful debts              12.6              20.9              29.1              38.5              66.2
Allowance for doubtful debts               16.1              21.1              21.2              39.2              70.2
                                          -----             -----             -----             -----             -----
Profit (loss) from financing
 operations after
 allowance for doubtful debts              (3.5)             (0.2)              7.9              (0.7)             (4.0)
                                          -----             -----             -----             -----             -----
OPERATING AND OTHER INCOME
Operating commissions                       0.9               1.0               1.2               1.9               4.1
Gains from investments
 in shares                                  5.9               7.4               8.2              16.4              41.5
Other income                                1.1               0.7               2.2               2.3               4.6
                                          -----             -----             -----             -----             -----
Total operating and
 other income                               7.9               9.1              11.6              20.6              50.2
                                          -----             -----             -----             -----             -----
OPERATING AND
 OTHER EXPENSES
Salaries and related expenses               5.4               5.5              11.5              11.9              19.7
Retirement of employees                     0.2              (1.7)              3.9              (1.7)             (0.8)
Maintenance and depreciation
 of premises and equipment                  0.9               1.3               2.0               2.9               5.7
Other expenses                              5.0               5.3               8.9              10.1              20.4
                                          -----             -----             -----             -----             -----
Total operating and
 other expenses                            11.5              10.4              26.3              23.2              45.0
                                          -----             -----             -----             -----             -----
Operating profit (loss) before
 taxes on income                           (7.1)             (1.5)             (6.8)             (3.3)              1.2
Tax provision on
 operating profit                             -                 -                 -                 -                 -
                                          -----             -----             -----             -----             -----
Operating profit (loss) after
 taxes on income                           (7.1)             (1.5)             (6.8)             (3.3)              1.2
                                          -----             -----             -----             -----             -----
OTHER ITEMS
Capital gain, net                             -               0.2                 -               0.2               0.2
                                          -----             -----             -----             -----             -----
Total income from
 other items                                  -               0.2                 -               0.2               0.2
                                          -----             -----             -----             -----             -----

NET EARNINGS (LOSS)                        (7.1)             (1.3)             (6.8)             (3.1)              1.4
                                          =====             =====             =====             =====             =====

NET EARNINGS (LOSS) IN NIS
 PER AN AMOUNT EQUAL TO
 US$1 OF THE PAR VALUE OF -
"C", "CC" and "CC1"
 preference shares                        (0.12)            (0.02)            (0.12)            (0.05)             0.02
"A" ordinary shares                       (0.12)            (0.02)            (0.12)            (0.05)             0.02
Preferred ordinary shares                 (0.12)            (0.02)            (0.12)            (0.05)             0.02

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                           THREE MONTHS ENDED JUNE 30, 2005 (UNAUDITED)
                                       --------------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS
                                                      ACCUMULATED     ACCUMULATED       FROM
                                                     DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                                      TRANSLATION     TRANSLATION         OF
                                    SHARE CAPITAL         OF               OF        AVAILABLE-FOR-                    TOTAL
                                     AND PREMIUM     DOLLAR LINKED     CPI LINKED   SALE SECURITIES ACCUMULATED    SHAREHOLDERS'
                                      ON SHARES         DEPOSIT         DEPOSIT      AT FAIR VALUE      LOSS          EQUITY
                                       -------          -------         -------         -------       -------         -------
                                                                              NIS MILLIONS
                                       --------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD                          1,199.4           (697.5)          196.3             3.7        (505.2)          196.7
Loss for the period                          -                -               -               -          (7.1)           (7.1)
Adjustments from presentation
 of available-for-sale
 securities at fair value                    -                -               -            (0.2)            -            (0.2)
Translation differences
 relating to a perpetual
deposit                                      -                -            (8.9)              -             -            (8.9)
                                       -------          -------         -------         -------       -------         -------
BALANCE AS AT THE END OF THE
PERIOD                                 1,199.4           (697.5)          187.4             3.5        (512.3)          180.5
                                       =======          =======         =======         =======       =======         =======

                                                           THREE MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
                                       --------------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS
                                                      ACCUMULATED     ACCUMULATED       FROM
                                                     DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                                      TRANSLATION     TRANSLATION         OF
                                    SHARE CAPITAL         OF               OF        AVAILABLE-FOR-                    TOTAL
                                     AND PREMIUM     DOLLAR LINKED     CPI LINKED   SALE SECURITIES ACCUMULATED    SHAREHOLDERS'
                                      ON SHARES         DEPOSIT         DEPOSIT      AT FAIR VALUE      LOSS          EQUITY
                                       -------          -------         -------         -------       -------         -------
                                                                              NIS MILLIONS
                                       --------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD                          1,199.4           (697.5)          177.9             9.2        (508.7)          180.3
Loss for the period                          -                -               -               -          (1.3)           (1.3)
Adjustments from
 presentation of
available-for-sale
 securities at fair value                    -                -               -            (1.3)            -            (1.3)
Translation differences
 relating to a perpetual
deposit                                      -                -            13.4               -             -            13.4
                                       -------          -------         -------         -------       -------         -------
BALANCE AS AT THE END OF THE
PERIOD                                 1,199.4           (697.5)          191.3             7.9        (510.0)          191.1
                                       =======          =======         =======         =======       =======         =======

                                                              SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)
                                       --------------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS
                                                      ACCUMULATED     ACCUMULATED       FROM
                                                     DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                                      TRANSLATION     TRANSLATION         OF
                                    SHARE CAPITAL         OF               OF        AVAILABLE-FOR-                    TOTAL
                                     AND PREMIUM     DOLLAR LINKED     CPI LINKED   SALE SECURITIES ACCUMULATED    SHAREHOLDERS'
                                      ON SHARES         DEPOSIT         DEPOSIT      AT FAIR VALUE      LOSS          EQUITY
                                       -------          -------         -------         -------       -------         -------
                                                                              NIS MILLIONS
                                       --------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD (AUDITED)                1,199.4           (697.5)          202.5             0.3        (505.5)          199.2
Loss for the period                          -                -               -               -          (6.8)           (6.8)
Adjustments from
 presentation of
available-for-sale
 securities at fair value                    -                -               -             3.2             -             3.2
Translation differences
 relating to a perpetual
deposit                                      -                -           (15.1)              -             -           (15.1)
                                       -------          -------         -------         -------       -------         -------
BALANCE AS AT THE END OF THE
PERIOD                                 1,199.4           (697.5)          187.4             3.5        (512.3)          180.5
                                       =======          =======         =======         =======       =======         =======


The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                              SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
                                          --------------------------------------------------------------------------------------
                                                                                       ADJUSTMENTS
                                                         ACCUMULATED     ACCUMULATED      FROM
                                                        DIFFERENCE ON   DIFFERENCE ON  PRESENTATION
                                                         TRANSLATION     TRANSLATION        OF
                                       SHARE CAPITAL         OF               OF       AVAILABLE-FOR-                    TOTAL
                                        AND PREMIUM     DOLLAR LINKED     CPI LINKED  SALE SECURITIES ACCUMULATED    SHAREHOLDERS'
                                         ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                          -------          -------         -------        -------       -------         -------
                                                                              NIS MILLIONS
                                          --------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD (AUDITED)                   1,199.4           (697.5)          190.2           10.4       (506.9)          195.6
Loss for the period                             -                -               -              -         (3.1)           (3.1)
Adjustments from presentation
 of available-for-sale
 securities at fair value                       -                -               -           (2.5)           -            (2.5)
Translation differences
 relating to a perpetual
deposit                                         -                -             1.1              -            -             1.1
                                          -------          -------         -------        -------        -----           -----
BALANCE AS AT THE END OF THE
PERIOD                                    1,199.4           (697.5)          191.3            7.9       (510.0)          191.1
                                          =======          =======         =======        =======        =====           =====

                                                                   YEAR ENDED DECEMBER 31, 2004 (AUDITED)
                                          --------------------------------------------------------------------------------------
                                                                                       ADJUSTMENTS
                                                         ACCUMULATED     ACCUMULATED      FROM
                                                        DIFFERENCE ON   DIFFERENCE ON  PRESENTATION
                                                         TRANSLATION     TRANSLATION        OF
                                       SHARE CAPITAL         OF               OF       AVAILABLE-FOR-                    TOTAL
                                        AND PREMIUM     DOLLAR LINKED     CPI LINKED  SALE SECURITIES ACCUMULATED    SHAREHOLDERS'
                                         ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                          -------          -------         -------        -------       -------         -------
                                                                              NIS MILLIONS
                                          --------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE YEAR                               1,199.4           (697.5)          190.2           10.4        (506.9)         195.6
Net earnings for the year                       -                -               -              -          1.4             1.4
Adjustments from
presentation of
available-for-
sale securities at fair
value                                           -                -               -          (10.1)           -           (10.1)
Translation differences relating
 to a perpetual deposit                         -                -            12.3              -            -            12.3
                                          -------          -------         -------        -------        -----           -----
BALANCE AS AT THE END OF THE
YEAR                                      1,199.4           (697.5)          202.5            0.3        (505.5)         199.2
                                          =======          =======         =======        =======        =====           =====

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     THE GOVERNMENT DECISION REGARDING ADOPTION OF THE RUN-OFF PLAN

     On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) decided to approve the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

     o The assets of the Bank are to be sold in a supervised process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted before it the announcement of the Governor regarding his agreement to continue to place a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o If after 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider limiting the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the assets and liabilities portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

     It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of selling the assets of the Bank within 36 months in a supervised process.

     The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     THE DECISION OF THE BANK'S BOARD OF DIRECTORS TO EXTEND THE RUN-OFF PLAN

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding extension of the Run-Off plan. In light of the document's conclusion regarding the advantages of extending the plan and in light of the Bank being thus far in compliance with the plan, the Board of Directors approved extension of the plan until July 31, 2008 and the continuation of its execution on the basis of the principles included in the said document. In order to actually extend the Run-Off plan, the Board of Directors decided that the Bank would submit a request to the Bank of Israel and the Ministry of Finance for approval of the extension by the Bank of Israel and the Government, including continuation of the special credit line from the Bank of Israel. The Bank is conducting talks on this matter with the Bank of Israel and the Ministry of Finance with the aim to receive approval for the extension of the plan in the near future.

     In its said meeting of July 26, 2005, the Bank's Board of Directors also decided that due to the reduction in the Bank's activity according to the Run-Off plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be limited in a manner that reflects its limited activity as derived from the Run-Off plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the limited license specifying that it is in force until the end of the extension period of the plan (July 31, 2008).

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     The terms of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

     The principal terms (as arise from combining all the aforementioned letters) are as follows:

     o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

     o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

     o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its meeting the credit line decline forecast.

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the "Bank of Israel interest rate", providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel interest rate" plus 3%.

     o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL (CONT'D)

     o Total credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

     o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002). See Note 16A of the financial statements for December 31, 2004.

     With respect to certain of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005, and it was recently extended by the Governor of the Bank of Israel until the Government decides on the matter of extending the Run-Off plan, unless the Governor of the Bank of Israel should notify the Bank otherwise.

     The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of June 30, 2005 was NIS 1,203 million (compared to NIS 1,389 million as of December 31,
     2004).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of the plan and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and concentrates its activities on collection of the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     The ability of the Bank to honor its obligations is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2004 except for the changes detailed in Note 3 below. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2004 and for the year then ended, together with their accompanying notes.

NOTE 3 - INITIAL IMPLEMENTATION OF ACCOUNTING STANDARDS

     In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income" (hereinafter - the Standard). The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. With respect to certain matters relating to the accounting treatment of taxes on income, including the matter of recognizing a deferred tax asset in respect of carryforward losses and temporary differences, directives of the Supervisor of Banks contain additional restrictions. The effect on the financial statements of adopting the Standard is immaterial.

NOTE 4 - DISCLOSURE OF EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR IMPLEMENTATION

     In August 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

     The Supervisor of Banks had published directives with respect to certain matters relating to the treatment of abovementioned issues. These directives will apply to the Bank with respect to such matters.

     Management of the Bank is presently examining the anticipated effect of the initial implementation of the standard on its financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 5 - CHANGE IN DEFINITION OF SALARY IN THE VAT LAW

     In March 2005 the 2005 Economic Policy Law (Legislative Amendments) - 2004 was approved according to which the definition of salary in the VAT Law was amended so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance-pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005.

     This amendment to the law has an effect on the payment of payroll tax on the payments of the Bank to its employees, and accordingly causes an increase in payroll expenses. In the first half of 2005 the Bank recorded a provision in the amount of NIS 4.2 million in respect of this amendment to the law. Of the aforementioned amount, NIS 3.7 million is in respect of the early retirement agreement that was signed with the employees.

NOTE 6 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE

     As stated in Note 1G of the Bank's financial statements as at December 31, 2004, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include an additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of segment indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned additional allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 7 - CAPITAL ADEQUACY

     On June 30, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (1.29%), compared with the 9% minimum stipulated in Proper Banking Procedures and 0.64% as at December 31, 2004.

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares was deposited by the Bank with the Ministry of Finance in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preferred D and DD shares (hereinafter - the "perpetual deposits").

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss and 2004 with earnings. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at this time, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

     o The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares another several times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 119.5 million as at June 30, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The accrued amount of NIS 119.5 million is comprised as follows: NIS 73.8 million is in respect of non-participating shares (D and DD) and NIS 45.7 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 9.2 million is in respect of the second quarter of 2005 and is comprised as follows: NIS 3.0 million in respect of participating C, CC and CC1 shares and NIS 6.2 million in respect of non-participating D and DD shares.

     On September 28, 2004 various financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial bodies, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial bodies the Court ordered that the hearing on the two originating motions be consolidated. See Note 9(3) hereunder.

NOTE 9 - LEGAL CLAIMS

     Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the request to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal claims against the Bank in which the amounts claimed are material:

     1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have recently notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they preserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On May 26, 2005 a hearing was held on the motion but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses (including court fees, fee to the attorney of the plaintiff and special compensation to the plaintiff).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D)

     2) In October 2002, a class action suit was filed against the Bank, against the State of Israel (as the controlling shareholder in the Bank), and against 17 former and current senior officers of the Bank (two of whom were later struck out from the action), together with a motion to have the suit approved as a class action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The insurers carrying the directors and senior officers liability insurance policy have recently notified the Bank that they have certain reservations regarding the validity of the claim's insurance coverage and that they preserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On May 17, 2005 the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The petitioner and the Bank agreed to enter into mediation proceedings but these were unsuccessful. The Bank intends to appeal the aforementioned ruling regarding the disclosure of documents.

     3) In September 2004, various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank handed over the care of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D)

          In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, based on the assumption that if the Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4) In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of Finance Commissioner of Wages with respect to the non-approval of these payments. Alternatively the aforementioned plaintiffs request the salary raises they claim to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf.

     5) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of which a ruling was handed down in favor of the Bank and became final in 2005), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     6) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     7) In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 different defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorneys of the insurer carrying the Bank's banking policy have notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf. On January 31, 2005 the Court denied the motion of the plaintiffs to be exempted from court fees and ruled that if the fees are not paid by March 1, 2005 the claim would be dismissed. Since the fees were not paid the claim was dismissed.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT JUNE 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D)

          The plaintiffs filed an appeal on the denial of their motion for exemption from court fees and on June 7, 2005 the Court rejected their appeal.

     8) In August 2000 a suit was filed against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $
          22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. The insurers carrying the directors and senior officers liability insurance policy have recently notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     9) In December 1999 the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage of the proceedings, which makes it difficult to evaluate the chances of the proceeding. Notwithstanding this fact, Management of the Bank believes, on the basis of its legal counsel's opinion, that the Bank will not suffer any monetary damages in respect of the said notice.

     The exposure of the Bank in respect of pending claims which in the opinion of Management of the Bank, based on legal opinions, the chances of the risk involved in them becoming real is not remote, and for which no provision was made, amounts to NIS 32 million.

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                     FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                                              JUNE 30                         JUNE 30
                                                       ---------------------           ---------------------
                                                        2005            2004            2005            2004
                                                       -----           -----           -----           -----
                                                            (UNAUDITED)                     (UNAUDITED)
                                                       ---------------------           ---------------------
                                                           NIS MILLIONS                    NIS MILLIONS
                                                       ---------------------           ---------------------
A      IN RESPECT OF ASSETS
       From credit to the public                       455.0           159.7           664.7           558.5
       From credit to governments                        1.5             0.4             1.0             3.5
       From deposits with the Bank of Israel             0.1               -             0.1               -
       From deposits with banks                          4.8             1.0             6.0             2.5
       From debentures                                   0.1             0.1             0.2             0.2
                                                      ------           -----           -----           -----

                                                       461.5           161.2           672.0           564.7
                                                      ------           -----           -----           -----

B      IN RESPECT OF LIABILITIES
       On deposits of the public                        (4.5)           (8.8)           (8.5)          (17.9)
       On deposits of the Government                  (429.1)         (124.2)         (619.5)         (467.7)
       On deposits of the Bank of Israel               (10.6)          (18.6)          (22.2)          (40.7)
       On deposits of banks                             (0.8)           (0.1)            0.2            (3.3)
                                                      ------           -----           -----           -----

                                                      (445.0)         (151.7)         (650.0)         (529.6)
                                                      ------           -----           -----           -----

C      IN RESPECT OF DERIVATIVE
       FINANCIAL INSTRUMENTS
       Income (expenses) net in respect of
        financial derivatives ALM (*)                   (7.3)            4.5            (3.7)           (5.0)
                                                      ------           -----           -----           -----
                                                        (7.3)            4.5            (3.7)           (5.0)
                                                      ------           -----           -----           -----
D      OTHER
       Commissions from
        financing transactions                           3.4             3.8             6.8             7.5
       Gains on sale of available-for-sale
        debentures                                         -             0.1               -             0.2
       Other financing income(**)                        2.6             5.9             9.6             6.9
       Other financing expenses                         (2.6)           (2.9)           (5.6)           (6.2)
                                                      ------           -----           -----           -----

                                                         3.4             6.9            10.8             8.4
                                                      ------           -----           -----           -----
Total profit from financing activities before
 allowance for doubtful debts                           12.6            20.9            29.1            38.5
                                                      ------           -----           -----           -----

Including - exchange rate differences, net              19.1           (15.4)           19.9            16.7



*        Derivative financial instrument which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.

**       Including - income from collected
          interest on problematic debts                  2.0             5.5             6.8             5.8
                                                      ======           =====           =====           =====

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                     FOR THE THREE MONTHS ENDED JUNE 30 (UNAUDITED)
                              ------------------------------------------------------------------------------------------
                                                  2005                                          2004
                              -------------------------------------------   --------------------------------------------
                               SPECIFIC     SUPPLEMENTARY                     SPECIFIC     SUPPLEMENTARY
                              ALLOWANCE (*) ALLOWANCE (**)      TOTAL       ALLOWANCE (*)  ALLOWANCE (**)       TOTAL
                              ------------   ------------    ------------   ------------    ------------    ------------
                              NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                              ------------   ------------    ------------   ------------    ------------    ------------
BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD                          700.6            66.1          766.7           702.4            77.7          780.1
                                 -----           -----          -----           -----           -----          -----

Allowance provided
 during the period                17.4             0.9           18.3            28.7             3.4           32.1
Reduction of allowance            (0.9)           (1.3)          (2.2)           (7.9)           (3.1)         (11.0)
                                 -----           -----          -----           -----           -----          -----
Amount charged to
 statement of income              16.5            (0.4)          16.1            20.8             0.3           21.1
                                 -----           -----          -----           -----           -----          -----

Debts written off                 (6.9)              -           (6.9)          (10.2)              -          (10.2)
                                 -----           -----          -----           -----           -----          -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD           710.2            65.7          775.9           713.0            78.0          791.0
                                 =====           =====          =====           =====           =====          =====

Including - balance of
 allowance not deducted
 from credit to public             0.4               -            0.4             2.3             0.9            3.2
                                 -----           -----          -----           -----           -----          -----


(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                       FOR THE SIX MONTHS ENDED JUNE 30 (UNAUDITED)
                              ------------------------------------------------------------------------------------------
                                                  2005                                           2004
                              -------------------------------------------   --------------------------------------------
                               SPECIFIC      SUPPLEMENTARY                    SPECIFIC      SUPPLEMENTARY
                              ALLOWANCE (*)  ALLOWANCE (**)     TOTAL      ALLOWANCE (*)    ALLOWANCE (**)     TOTAL
                              ------------    ------------   ------------   ------------     ------------   ------------
                              NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS     NIS MILLIONS   NIS MILLIONS
                              ------------    ------------   ------------   ------------     ------------   ------------
BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                714.4            69.6          784.0           732.5            78.5          811.0
                                 -----           -----          -----           -----           -----          -----

Allowance provided
 during the period                27.8             0.8           28.6            50.6             5.3           55.9
Reduction of allowance            (2.7)           (4.7)          (7.4)          (10.9)           (5.8)         (16.7)
                                 -----           -----          -----           -----           -----          -----
Amount charged to
 statement of income              25.1            (3.9)          21.2            39.7            (0.5)          39.2
                                 -----           -----          -----           -----           -----          -----

Debts written off                (29.3)              -          (29.3)          (59.2)              -          (59.2)
                                 -----           -----          -----           -----           -----          -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD           710.2            65.7          775.9           713.0            78.0          791.0
                                 =====           =====          =====           =====           =====          =====

Including - balance of
 allowance not deducted
 from credit to public             0.4               -            0.4             2.3             0.9            3.2
                                 -----           -----          -----           -----           -----          -----

(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                       JUNE 30, 2005 (UNAUDITED)
                                  ------------------------------------------------------------------------------------------------
                                                                        FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                        THERETO
                                  ------------------------------      ------------------------------
                                                     LINKED TO            US               OTHER        NON-MONETARY
                                    UNLINKED          THE CPI           DOLLAR           CURRENCIES        ITEMS         TOTAL
                                  ------------      ------------      ------------      ------------   ------------   ------------
                                  NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                  ------------      ------------      ------------      ------------   ------------   ------------
ASSETS
Cash and deposits
 with banks                            38.2              20.0             114.3               1.1               -         173.6
Securities                              0.7               2.5                 -                 -            59.3          62.5
Credit to the public                  554.7             622.8           6,711.3              81.0               -       7,969.8
Credit to governments                     -               7.8              35.9              19.8               -          63.5
Fixed assets                              -                 -                 -                 -             1.3           1.3
Other assets                           10.3                 -               1.2                 -             0.7          12.2
Perpetual deposits with
 the Israeli Treasury                     -             810.5                 -                 -               -         810.5
                                    -------           -------           -------           -------         -------       -------

Total assets                          603.9           1,463.6           6,862.7             101.9            61.3       9,093.4
                                    -------           -------           -------           -------         -------       -------

LIABILITIES
Deposits of the public                170.7             109.1              25.2               3.3               -         308.3
Deposits of banks                   1,213.9                 -                 -              19.8               -       1,233.7
Deposits of the Government                -             357.5           6,595.2                 -               -       6,952.7
Perpetual deposit                       0.1                 -                 -                 -               -           0.1
Capital notes                             -                 -              26.7                 -               -          26.7
Other liabilities                      15.5              36.7               8.5                 -             2.5          63.2
                                    -------           -------           -------           -------         -------       -------

Total liabilities                   1,400.2             503.3           6,655.6              23.1             2.5       8,584.7
                                    -------           -------           -------           -------         -------       -------

Difference                           (796.3)            960.3             207.1              78.8            58.8         508.7

Forward transactions, net             334.5             (94.7)           (157.7)            (82.1)              -             -
                                    -------           -------           -------           -------         -------       -------

Total                                (461.8)            865.6              49.4              (3.3)           58.8         508.7
                                    =======           =======           =======           =======         =======       =======

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                       JUNE 30, 2004 (UNAUDITED)
                                  ------------------------------------------------------------------------------------------------
                                                                       FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                        THERETO
                                  -----------------------------       -----------------------------
                                                    LINKED TO              US             OTHER        NON-MONETARY
                                    UNLINKED         THE CPI             DOLLAR         CURRENCIES         ITEMS          TOTAL
                                  ------------     ------------       ------------     ------------    ------------   ------------
                                  NIS MILLIONS     NIS MILLIONS       NIS MILLIONS     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                  ------------     ------------       ------------     ------------    ------------   ------------
ASSETS
Cash and deposits
 with banks                            60.6              26.3              50.8               6.1               -         143.8
Securities                              1.1               7.3               0.1                 -            66.9          75.4
Credit to the public                  882.6             907.3           6,869.7             142.1               -       8,801.7
Credit to governments                     -              15.1              45.1              27.8               -          88.0
Fixed assets                              -                 -                 -                 -             2.9           2.9
Other assets                           19.0                 -               1.3                 -             1.0          21.3
Perpetual deposits with
 the Israeli Treasury                     -             808.9                 -                 -               -         808.9
                                   --------           -------           -------           -------         -------       -------

Total assets                          963.3           1,764.9           6,967.0             176.0            70.8       9,942.0
                                   --------           -------           -------           -------         -------       -------

LIABILITIES
Deposits of the public                232.0             212.8              74.8               6.0               -         525.6
Deposits of banks                   1,763.8               0.2                 -              27.7               -       1,791.7
Deposits of the Government                -             390.2           6,634.1                 -               -       7,024.3
Perpetual deposit                       0.1                 -                 -                 -               -           0.1
Capital notes                             -                 -              29.0                 -               -          29.0
Other liabilities                      15.5              37.3               1.8               1.5             1.4          57.5
                                   --------           -------           -------           -------         -------       -------

Total liabilities                   2,011.4             640.5           6,739.7              35.2             1.4       9,428.2
                                   --------           -------           -------           -------         -------       -------

Difference                         (1,048.1)          1,124.4             227.3             140.8            69.4         513.8

Forward transactions, net             540.2            (207.8)           (195.9)           (136.5)              -             -
                                   --------           -------           -------           -------         -------       -------

Total                                (507.9)            916.6              31.4               4.3            69.4         513.8
                                   ========           =======           =======           =======         =======       =======


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


                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                     DECEMBER 31, 2004 (AUDITED)
                                  -----------------------------------------------------------------------------------------------
                                                                      FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                      THERETO
                                  ------------------------------     -----------------------------
                                                      LINKED TO           US             OTHER         NON-MONETARY
                                    UNLINKED           THE CPI          DOLLAR         CURRENCIES         ITEMS          TOTAL
                                  ------------      ------------     ------------     ------------     ------------  ------------
                                  NIS MILLIONS      NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS
                                  ------------      ------------     ------------     ------------     ------------  ------------
ASSETS
Cash and deposits
 with banks                            46.1              22.5             47.6               1.7               -         117.9
Securities                              0.6               3.1                -                 -            56.3          60.0
Credit to the public                  708.7             717.1          6,450.0             117.6               -       7,993.4
Credit to governments                     -              12.4             36.2              24.1               -          72.7
Fixed assets                              -                 -                -                 -             1.9           1.9
Other assets                           22.4                 -                -                 -             3.6          26.0
Perpetual deposits with
 the Israeli Treasury                     -             806.5                -                 -               -         806.5
                                    -------           -------          -------           -------         -------       -------

Total assets                          777.8           1,561.6          6,533.8             143.4            61.8       9,078.4
                                    -------           -------          -------           -------         -------       -------

LIABILITIES
Deposits of the public                198.3             148.8             53.0               5.2               -         405.3
Deposits of banks                   1,403.9                 -                -              24.1               -       1,428.0
Deposits of the Government                -             372.4          6,282.2                 -               -       6,654.6
Perpetual deposit                       0.1                 -                -                 -               -           0.1
Capital notes                             -                 -             25.3                 -               -          25.3
Other liabilities                      17.5              33.8              1.8               2.4             1.3          56.8
                                    -------           -------          -------           -------         -------       -------

Total liabilities                   1,619.8             555.0          6,362.3              31.7             1.3       8,570.1
                                    -------           -------          -------           -------         -------       -------

Difference                           (842.0)          1,006.6            171.5             111.7            60.5         508.3

Forward transactions, net             376.9            (143.0)          (121.5)           (112.4)              -             -

In-the-money options, net
 (in terms of underlying
 asset)                                29.3                 -            (29.3)                -               -             -
                                    -------           -------          -------           -------         -------       -------

Total                                (435.8)            863.6             20.7              (0.7)           60.5         508.3
                                    =======           =======          =======           =======         =======       =======

In-the-money options, net
 (capitalized par value)               36.1                 -            (36.1)                -               -             -
                                    =======           =======          =======           =======         =======       =======


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